EXHIBIT 12
PEPSICO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(in millions except ratio amounts, unaudited)

                                  12 Weeks Ended
                              3/22/97          3/23/96

Earnings:

Income before
 income taxes                    $656             $588

Unconsolidated affiliates and
 minority interests,
 net                                5               10

Amortization of
 capitalized interest               1                1

Interest expense                  123              141

Interest portion
 of net rent expense (a)           13               39

Earnings available
 for fixed charges               $798             $779


Fixed Charges:

Interest expense                 $123             $141

Capitalized interest                2                3

Interest portion of net
 rent expense (a)                  13               39

   Total fixed charges           $138             $183

Ratio of Earnings
 to Fixed Charges                5.78             4.26

(a) One-third of net rent expense is the portion deemed representative of the interest factor.












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